PHREATIC ZONE	T: +44 (O)7892 841925
Groundwater Consultant

To:
Alberta Securities Commission
Autorite des marches financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, David McKay, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, with an effective date of September 1, 2017 (“Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated October 26, 2017 (the “News Release”).

 I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of November, 2017.

“original signed”
David McKay MAIG
Hydrogeologist

Registered Office: 6 Reynolds Langford Budville Somerset TA21 0RJ U.K.	Tel: +44 (0)7982 841925 Email: david@phreaticzone.co.uk Web: www.phreaticzone.co.uk Skype: david.mckay67	Registered in England and Wales Company No. 953399 VAT No. 210 0789 46